Exhibit 99.1
Allot Announces Preliminary FY 2023 Financial Results

Hod Hasharon, Israel – January 11, 2024 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced preliminary unaudited financial results for the year ended December 31, 2023.

Allot expects revenues, SECaaS revenues, and Total ARR to be within the guidance range the company provided on November 16, 2023.

As of December 31, 2023, cash, bank deposits, and marketable securities totaled approximately $55 million,  also within the guidance range previously provided.

Allot expects to recognize an increase of approximately $9 million in allowance for credit losses, most of which relates to receivables from DISH Purchasing Corporation (DISH), a customer in the United States. Allot received a notice from DISH alleging that the software provided to it by Allot failed to meet certain specifications as required in the contract. DISH is demanding that Allot rectify this default and provide compliant software and related support services.

Allot believes that DISH, who is currently delinquent in making certain due payments to Allot, raises allegations that are without merit and that there is no basis for DISH’s demands as Allot believes it provided compliant software and related support services to DISH in a timely manner. Importantly, the software and related support services were duly accepted by DISH in writing as required under the contract.  Allot will vigorously pursue its rights to obtain full payment of all amounts due in accordance with the contract.

The Company’s expectations as to its results of operation are preliminary and subject to the completion of the Company’s financial close process and the completion of its annual audit.

The company plans to publish its fourth quarter and full year 2023 unaudited results on Thursday, February 15, 2024, and host a conference call to discuss those results on that day at 8:30 AM ET (1:30 PM UK, 3:30 PM Israel). The unaudited financial results of the quarter will be published prior to the commencement of the conference call.
To access the conference call, please dial one of the following numbers: US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610. A live webcast of the conference call can be accessed on the Allot website at http://investors.allot.com/. The webcast will also be archived on the website following the conference call.

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of support & maintenance revenues, which is calculated based on the expected revenues for the fourth quarter of 2023, excluding one-time items, and multiplied by 4) and SECaaS ARR (measures the current annual run rate of SECaaS revenues, which is calculated based on estimated revenues for the month of Dec. 2023 and multiplied by 12).

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com